Exhibit 99.1

TOMMY HILFIGER ANNOUNCES LICENSING AGREEMENT WITH
DELTA GALIL INDUSTRIES LTD FOR WOMEN’S INTIMATES
BEGINNING FALL 2008

New York, NY (February 8, 2008) - Tommy Hilfiger Group announced today a global licensing agreement with Delta Galil Industries Ltd. (NASDAQ: DELT) for Women’s intimates.

Under the multi-year agreement, Delta Galil, a global leader in intimates, will market Tommy Hilfiger women’s intimate apparel throughout the United States and key markets around the world. The Tommy Hilfiger Women’s Intimates collection will be available at select retail locations and premium department stores as of August 2008.

“We look forward to an exciting partnership with Delta Galil Industries Ltd,” said Fred Gehring, CEO of Tommy Hilfiger Group. “We believe this partnership is fully in line with our corporate strategy to elevate the brand and product offerings for our global consumer. We are confident that Delta Galil’s superior experience in this industry, combined with Tommy Hilfiger’s brand recognition and global presence, will result in a mutually advantageous relationship.”

“The brand represents an important initiative at Delta to continue the expansion of powerful brands on a global basis and to increase shareholder value.  Further, we believe the unique positioning of Tommy Hilfiger Intimates represents a significant opportunity in the marketplace,” noted Zack Salino, President of Delta’s D2 Brands division.

Tommy Hilfiger’s Intimate’s Collection for women complements the brand’s current lifestyle offerings and features a broad range of styles in luxurious fabrics and a variety of colors.

About Delta Galil Industries Ltd.
Delta Galil Industries Ltd. is a leading global apparel company specializing in intimate apparel, men's underwear and socks. The Company produces customized, innovative fashion and basic apparel for leading retailers and brands around the world. Since its inception in 1975, Delta has expanded from its original base in Israel to encompass design, development and manufacturing centers on four continents and service more than 50 customers in the US, the UK, continental Europe and Israel.

About Tommy Hilfiger Group

Tommy Hilfiger is a leading premium lifestyle brand and one of the largest designer apparel brands globally.  Tommy Hilfiger Group, through its subsidiaries, designs, sources and markets men's and women's casual wear, sportswear, jeans, children’s wear and footwear. The Group’s products can be found in its network of dedicated retail stores in Europe, the United States and Canada, as well as in leading specialty and department stores throughout Europe and North America.  Through over 40 licensees, Tommy Hilfiger-branded products, including a broad array of related apparel, accessories, fragrance and home furnishings, are distributed worldwide, including in Mexico, Central and South America, Japan, Australia India, China and elsewhere throughout Asia.

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Contact:
Alexandra Spritzer
Director of Public Relations
Tommy Hilfiger U.S.A., Inc.
ASpritze@tommy-usa.com
T: +1 212-548-1343

Abdel El Hamri
Director of European Communications
Tommy Hilfiger Europe B.V.
Abdel.Elhamri@tommy.com
T: +31 20 589 5701